Yingli Green Energy Holding Co., Ltd.
英利绿色能源控股有限公司
3399 North Chaoyang Avenue
Baoding 071051, China
中国保定国家高新区朝阳北大街3399号 (071051)
T +86 312 8929700
F +86 312 8929800
yingli@yinglisolar.com
www.yinglisolar.com

YINGLISOLAR.COM

NYSE:YGE

December 9, 2013

VIA EDGAR

Martin James, Senior Assistant Chief Accountant

Kate Tillan, Assistant Chief Accountant

Tara Harkins, Staff Accountant
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Yingli Green Energy Holding Company Limited
Form 20-F for the Year Ended December 31, 2012
Filed April 23, 2013
File No. 001-33469

Dear Mr. James, Ms. Tillan and Ms. Harkins:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 26, 2013 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”) of Yingli Green Energy Holding Company Limited (the “Company”).

We set forth below our responses to the comments contained in the Staff’s letter.  For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed our response accordingly.

Item 18. Financial Statements

Note 17. Accrual for Loss on Inventory Purchase Commitments, page F-38

1.                                      Please respond to the following regarding your accrual for loss on inventory purchase commitments of RMB851,694 in fiscal 2011:

•                                          Please tell us why you classified the loss on inventory purchase commitments within other operating expenses and not within cost of revenues.

The Company advises the Staff that, in determining the appropriate income statement classification of the accrual for loss on inventory purchase commitments for fiscal 2011, management considered the following relevant US GAAP requirements and their application in light of the specific circumstances with regard to the Company’s inventory purchase commitments:

•                  In accordance with ASC 330-10-50-5, loss on firm purchase commitments accrued under ASC 330-10-35-17 should be disclosed separately in the income statement.  ASC 330-10-35-17 further provides that loss on firm purchase commitments for goods for inventory, measured in the same way as are inventory losses, shall be recognized in the accounts.  While the relevant guidance in ASC 330 referenced above requires that the measurement of the accrual to be made the same way as are inventory losses and that the amount of loss should be separately disclosed in the income statement, there is no explicit requirement for such loss to be included in cost of goods sold for the period.  The Company further notes the guidance provided under ASC 330-10-50-2, “when substantial and unusual losses result from the application of the rule of lower of cost or market it will frequently be desirable to disclose the amount of the loss in the income statement as a charge separately identified from the consumed inventory costs described as cost of goods sold.”  Due to the long-term nature and the uncertainties surrounding the actual prices that the Company would pay for the purchases under the relevant long-term polysilicon supply contracts (as further explained below), when preparing the Company’s 2011 consolidated financial statements, management took the view that the loss accrual and any subsequent reversal/revision should not be included in cost of goods sold (so as not to affect gross profit margin).

•                  Under the long-term, fixed-price polysilicon supply contracts between Company and certain vendors (which cover the period between 2012 and 2020), polysilicon purchase orders would be made pursuant to the delivery schedules and the contract prices set forth in the relevant contracts.  As a result of the significant downturn in the solar industry, the Company had started negotiating with the vendors since 2011 regarding adjustments of the purchase prices under these long-term supply contracts.  While the Company was not able to reduce the contract prices for the remaining duration of these contracts, the Company was able to obtain price concessions from certain vendors beginning in the fourth quarter of 2011.  It was management’s intention that the Company would continue renegotiating with its vendors on shipment quantities and pricing terms on a periodic (quarterly or monthly) basis.

•                  When preparing the Company’s consolidated financial statements for fiscal 2011, the Company followed the guidance of ASC330-10-35-17 and measured the amount of net losses on firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory.  In calculating the loss provision, the Company used the stated contract prices under these contracts as one of the major assumptions (i.e., assuming that the purchases would be made at the stated contract prices for the remaining duration of these contracts), notwithstanding management’s intention and expectation that the Company would be able to obtain price concessions from the vendors.  Management considered that the above approach was appropriate and prudent given the limited history of price concessions vendors had granted to the Company up to the time the 2011 financial statements were prepared.  The provision for net loss on firm purchase commitments of RMB852 million as of December 31, 2011 represented the difference between the contractual purchase prices and the realizable values of polysilicon for the total contract volumes to be delivered between 2012 and 2020 under the relevant long-term supply contracts.  Of this amount, RMB81 million was expected to be reversed within one year according to the shipment volumes under the long-term supply contracts and was therefore recorded as current liability; RMB771 million was expected to be reversed beyond one year and was therefore recorded as non-current liability as of December 31, 2011.

•                  In determining the income statement presentation for fiscal 2011, the Company considered that including net losses on firm purchase commitments in cost of revenues would cause inflation of gross profit margin in future periods as a result of potential reversal of such loss accrual in subsequent periods, based on management’s expectation that the actual purchase price would not be the stated contractual purchase price used in calculating the accrual.  Given the significant uncertainties as to whether the actual purchase prices over the long-term contract duration would be based on the contract prices, the Company concluded that presenting loss on inventory purchase commitments as a separate line item within the Company’s results of operations, rather than including it in costs of revenue (which in turn would affect gross profit margin), would best reflect the nature of such accrual and avoid inflating the Company’s future gross profit margin should the accruals be reversed in future periods.

•                                          You disclose that the company believes it will be able to purchase polysilicon from its vendors at market prices. As such, please explain to us the nature of the accrual and how you determined the amount of the accrual as of December 31, 2012.

The Company advises the Staff that in 2012, although the firm purchase commitments under the long-term fixed-price polysilicon supply contracts continued to be in effect, through renegotiations with the vendors on a quarter-by-quarter or month-by-month basis, the Company was able to obtain various price concessions from the vendors which resulted in the actual pricing for purchases in 2012 to be significantly less than the stated contract prices.  When preparing the consolidated financial statements for fiscal 2012,  management considered that given the history of price concessions obtained by the Company since the fourth quarter of 2011, although the Company had not been able to amend all of the long-term fixed-price contracts to relieve the Company from the fixed price purchase commitment from a contractual perspective, management believed that it would not be meaningful to continue to determine and record the accrual for loss using the stated contract prices as it did for fiscal 2011 as discussed above.  Management considered that the financial exposure under the long-term polysilicon supply contracts could be viewed as loss contingencies under ASC 450-20 because the actual purchase prices under these contracts had been (and from the Company’s perspective, would continue to be) subject to renegotiation with the vendors.

In determining the best estimate of the accrual for potential losses under the long-term supply contracts, the Company took into consideration all relevant information, including, among others, the pertinent terms of the long-term supply contracts, the history and progress of renegotiation with vendors, market developments, the estimated probability of achieving renegotiated purchase prices, the prepayments the Company had made to each relevant vendor and potential penalties for breach of the relevant contracts.  The Company believed that the RMB852 million as of December 31, 2012, which was based on the reclassification of the existing accrual for loss on firm purchase commitments as loss accrual for potential losses under the long-term supply contracts, remained to be the best estimate based on all the information then available.  Management will continue to evaluate the appropriateness of the loss accrual, on the basis of the progress of renegotiation and the terms of purchases under the long-term supply contracts, at the end of each reporting period.

•                                          You refer to a reclassification of the accrual between 2011 and 2012. Please explain to us further what you mean when you refer to a reclassification since it appears that you have not changed the account where the accrual is reflected on your balance sheet.

The Company advises the Staff that for the reasons discussed above, the Company reclassified the accrual for potential losses on inventory firm purchase commitments of RMB852 million as of December 31, 2012 to an accrual for loss contingency related to the inventory purchase commitments.  As a result, RMB81 million of such provision, which has been previously classified as current liability as of December 31, 2011, was reclassified as noncurrent liability as of December 31, 2012.

Note 22. Commitments and Contingencies, page F-48

2.                                      In future filings please include all of the disclosures required by FASB ASC 440-10-50-4 for your unconditional purchase obligations.

The Staff’s request is noted.  The Company undertakes to include all disclosures required by FASB ASC 440-10-50-4 for its unconditional purchase obligations in future filings.

*  *  *  *  *

In responding to the Staff’s comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to its filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86 (312) 8929-723.

Sincerely,

/s/ Yiyu Wang
Yiyu Wang
Chief Financial Officer

cc:	Leiming Chen, Esq.
Simpson Thacher & Bartlett LLP

Francis Duan, Partner
KPMG